The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplements and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 31, 2008

PRELIMINARY PRICING SUPPLEMENT to Prospectus Supplement dated March 27, 2008 to Prospectus Supplement dated May 30, 2006 and Prospectus dated May 30, 2006	Registration Statement no. 333-134553 Dated March 31, 2008 Rule 424(b)(2)

[            ] YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Yield Enhanced Equity Linked Debt Securities (“YEELDS”) Due April 16, 2009

Performance Linked to the Financial Select Sector SPDR® Fund (XLF)

Because these notes are part of a series of Lehman Brothers Holdings Inc.’s debt securities called Medium-Term Notes, Series I, this preliminary pricing supplement and the accompanying prospectus supplement, dated March 27, 2008 (the “YEELDS prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used herein have the meanings given them in the relevant underlying supplement, the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

—    Underlying index fund:  The Financial Select Sector SPDR® Fund.

—    Underlying index:  The Financial Select Sector Index.

—    Principal amount:  $1,000 per YEELDS.

—    Issue price:  100% of the principal amount.

—    Trade date:  April 7, 2008.

—    Settlement date:  April 14, 2008 (the 5th business day following the trade date).

—    Stated maturity date:  April 16, 2009, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, with the same effect as if made on the scheduled stated maturity date, as described on page S-17 of the MTN prospectus supplement.

—    Valuation date:  April 8, 2009, subject to postponement in the event that as described under “Postponement of the valuation date because of a market disruption event”. In the event of any such postponement, the stated maturity date will be postponed by a number of days that is equal to the number of days by which the valuation date is postponed.

—    Determination period:  Five business days.

—    Monitoring period:  The period from, but excluding, the trade date to, and including, the valuation date.

—    Trigger event:  An event that will occur if, on any trading day during the monitoring period, the closing price is below the trigger price.

—    Initial value:  The closing price of the underlying index fund, to be determined on the trade date, divided by the multiplier.

—    Equity cap price:  110.00% of the principal amount.

—    Trigger price:  80.00% of the initial value.

—    Conversion value:  The settlement value of the underlying index fund multiplied by the conversion ratio.

—    Conversion ratio:  The principal amount per YEELDS divided by the initial value.

—    Maturity payment:  On the stated maturity date, Lehman Brothers Holdings Inc. will pay the cash settlement amount.

—    Postponement of the valuation date because of a market disruption event:  If a market disruption event occurs on the scheduled valuation date, as set forth in this document, the valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, that if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed to be the valuation date and (b) the calculation agent shall determine the closing price of the underlying index fund for that eighth scheduled trading day, based upon its good faith estimate of the closing price on such day.

—    Cash settlement amount:  On the stated maturity date, Lehman Brothers Holdings Inc. will pay you, in cash, per YEELDS, the sum of:

(i) [7.00 – 10.00]% of the principal amount (the actual percentage (which we refer to as the “return adjustment percentage”) to be determined on the trade date); and

(ii) the lesser of

(a) the conversion value, and

(b) the equity cap price;

provided, however, that, if a trigger event never occurs during the monitoring period and the conversion value is less than the principal amount, the cash settlement amount shall equal the sum of the principal amount and [7.00 – 10.00]% of the principal amount (the actual percentage to be determined on the trade date).

—    Settlement value:  The closing price on the valuation date.

—    Multiplier:  The multiplier will initially be 1.00, subject to adjustment as described in the YEELDS prospectus supplement in “Adjustments to the multiplier.”

—    Closing price:  The official closing price of the underlying index fund on its relevant exchange.

—    Denominations:  An amount equal to the principal amount per YEELDS and integral multiples thereof.

—    Listing:  The YEELDS will not be listed on any exchange.

—    CUSIP:  5252M0CF2

—    ISIN:  US5252M0CF29

Investing in the notes involves risks. Risk Factors begin on page SS-6 of the

YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this preliminary pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per YEELDS	Total
Public offering price (1)	$1,000.00	$
Underwriting discount (2)	$10.00	$
Proceeds to Lehman Brothers Holdings Inc.	$990.00	$

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2) Lehman Brothers Inc. will receive fees of up to $10.00 per YEELDS, or 1.00%, and may use up to all of these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn income as a result of payments pursuant to the hedges.

________

Lehman Brothers Holdings Inc. has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional [            ] YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

__________

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about April 14, 2008.

__________

LEHMAN BROTHERS

March 31, 2008

“YEELDS” is a registered trademark of Lehman Brothers Inc.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this preliminary pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement and the YEELDS prospectus supplement relating to our Series I medium-term notes of which the YEELDS are a part. Buyers should rely upon the base prospectus, the MTN prospectus supplement, the YEELDS prospectus supplement, the underlying supplement (which describes the underlying index fund, including risk factors specific to it) this preliminary pricing supplement, any other relevant terms supplement and any relevant free writing prospectus for complete details. To the extent that there are any inconsistencies among the documents listed below, this preliminary pricing supplement shall supersede the YEELDS prospectus supplement, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying YEELDS prospectus supplement as the YEELDS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the YEELDS. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	YEELDS prospectus supplement dated March 27, 2008:
http://www.sec.gov/Archives/edgar/data/806085/000119312508067223/d424b2.htm

—	Underlying supplement no. 930 dated March 4, 2008:
http://www.sec.gov/Archives/edgar/data/806085/000119312508045855/d424b2.htm

—	MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

—	Base prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are five examples of the amount that may be payable on the stated maturity date. In each of these examples, it is assumed that (a) the initial value of the underlying index fund is $26.66, (b) the conversion ratio is 37.509, (c) the multiplier remains constant at 1.0, (d) the equity cap price is $1,100.00 and (e) the return adjustment percentage is 8.50% (the midpoint of the range of 7.00% to 10.00%).

Example 1. Assuming a trigger event has not occurred and, the settlement value of the underlying index fund is $22.00:

As a result, because a trigger event has not occurred and the conversion value of $825.20 is less than the principal amount on the stated maturity date, you would receive $1,085.00 per YEELDS, calculated as follows:

$1,000 + (8.50% × $1,000) = $1,085.00

Example 2. Assuming a trigger event has not occurred and the settlement value of the underlying index fund is $28.00:

As a result, because a trigger event has not occurred and the conversion value of $1,050.25 is more than the principal amount, but less than the equity cap price, on the stated maturity date, you would receive $1,135.25 per YEELDS, calculated as follows:

$1,050.25 + (8.50% × $1,000) = $1,135.25

Example 3. Assuming a trigger event has not occurred and the settlement value of the underlying index fund is $32.00:

As a result, because a trigger event has not occurred and the conversion value of $1,200.29 is more than the principal amount, and above the equity cap price, on the stated maturity date, you would receive $1,185.00 per YEELDS, calculated as follows:

$1,100 + (8.50% × $1,000) = $1,185.00

Example 4. Assuming a trigger event has occurred and the settlement value of the underlying index fund is $22.00:

As a result, because the conversion value of $825.20 is less than the equity cap price, on the stated maturity date, you would receive $910.20 per YEELDS, calculated as follows:

$825.20 + (8.50% × $1,000) = $910.20

Example 5. Assuming a trigger event has occurred and the settlement value of the underlying index fund is $32.00:

As a result, because the settlement value of $1,200.29 is more than the equity cap price, on the stated maturity date, you would receive $1,185.00 per YEELDS, calculated as follows:

$1,100.00 + (8.50% × $1,000) = $1,185.00

To the extent the actual settlement value differs from the values assumed above, the results indicated above would be different.

UNDERLYING INDEX FUND

Financial Select Sector SPDR® Fund

Lehman Brothers Holdings Inc. has obtained the following information regarding the Financial Select Sector SPDR® Fund from reports filed with the SEC.

According to such reports, the underlying index fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index. The underlying index measures the performance of the financial services sector of the U.S. equity market. The underlying index includes companies in the following industries: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate including REITs. As of March 25, 2008, the underlying index fund included 92 companies. The underlying index fund’s three largest holdings are Bank of America Corporation, JPMorgan Chase & Co. and Citigroup, Inc.

Historical information about the underlying index fund

The underlying index fund is listed on the American Stock Exchange under the symbol “XLF”.

The following table presents the high and low closing prices for the underlying index fund, as reported on the American Stock Exchange during each fiscal quarter in 2005, 2006, 2007 and 2008 (through the date of this preliminary pricing supplement), and the closing price at the end of each quarter in 2005, 2006, 2007 and 2008 (through the date of this preliminary pricing supplement).

The historical prices of the underlying index fund are not necessarily indicative of future performance. Lehman Brothers Holdings Inc. cannot assure you that the price of the underlying index fund will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2005
First Quarter	$30.59	$28.10	$28.39
Second Quarter	$29.67	$27.65	$29.47
Third Quarter	$30.37	$29.03	$29.52
Fourth Quarter	$32.45	$28.61	$31.67

2006
First Quarter	$33.18	$31.32	$32.55
Second Quarter	$34.16	$31.51	$32.34
Third Quarter	$34.76	$31.62	$34.62
Fourth Quarter	$37.12	$34.54	$36.74

2007
First Quarter	$37.96	$34.80	$35.63
Second Quarter	$38.02	$35.30	$36.18
Third Quarter	$36.81	$32.06	$34.32
Fourth Quarter	$35.89	$28.29	$28.93

2008
First Quarter (through March 25, 2008)	$29.68	$23.45	$26.58

HYPOTHETICAL RETURNS

The tables below illustrate, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and is settled in cash on the stated maturity date, (b) the initial value of the underlying index fund is $26.66, (c) the return adjustment percentage is 8.50% (the midpoint of the range of 7.00% to 10.00%) and (d) for Table #1, a trigger event has occurred and, for Table #2, a trigger event has not occurred:

—	the percentage change from the issue price to the hypothetical closing price on the valuation date;

—	the total coupon payments paid or payable per YEELDS on or before the stated maturity date;

—	the hypothetical total amount payable per YEELDS on the stated maturity date;

—	the hypothetical total annualized yield on the YEELDS on the stated maturity date; and

Table #1 (Trigger Price Breached)

Hypothetical closing price on the valuation date	Percentage change from the issue price to the hypothetical closing price on the valuation date	Total coupon payment paid or payable per YEELDS on or before the stated maturity date	Hypothetical amount payable per YEELDS on the stated maturity date	Hypothetical total annualized yield on the notes on the stated maturity
$15.996	-40%	$0.00	$685.00	-31.36%
$18.662	-30%	$0.00	$785.00	-21.40%
$21.328	-20%	$0.00	$885.00	-11.44%
$23.994	-10%	$0.00	$985.00	-1.49%
$26.660	0%	$0.00	$1,085.00	8.45%
$27.993	5%	$0.00	$1,135.00	13.42%
$29.326	10%	$0.00	$1,185.00	18.39%
$31.992	20%	$0.00	$1,185.00	18.39%
$34.658	30%	$0.00	$1,185.00	18.39%

Table #2 (Trigger Price Not Breached)

Hypothetical closing price on the valuation date	Percentage change from the issue price to the hypothetical closing price on the valuation date	Total coupon payment paid or payable per YEELDS on or before the stated maturity date	Hypothetical amount payable per YEELDS on the stated maturity date	Hypothetical total annualized yield on the notes on the stated maturity
$21.328	-20%	$0.00	$1,085.00	8.45%
$23.994	-10%	$0.00	$1,085.00	8.45%
$26.660	0%	$0.00	$1,085.00	8.45%
$27.993	5%	$0.00	$1,135.00	13.42%
$29.326	10%	$0.00	$1,185.00	18.39%
$31.992	20%	$0.00	$1,185.00	18.39%
$34.658	30%	$0.00	$1,185.00	18.39%

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding whether to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings Inc. or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Holders.   Lehman Brothers Holdings Inc. intends to treat, and by purchasing a YEELDS, for all tax purposes, you agree to treat, a YEELDS as a cash-settled financial contract, rather than as a debt instrument.

Upon the receipt of cash on the stated maturity date of the YEELDS, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from your tax basis in the YEELDS. Your tax basis in the YEELDS generally will equal the amount you paid to acquire the YEELDS. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings Inc. intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. The deductibility of capital losses is subject to certain limitations.

Upon a sale, exchange or other disposition of a YEELDS prior to the stated maturity date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the YEELDS. Any such gain or loss will be treated as capital gain or loss. The deductibility of capital losses is subject to limitations.

Potential Application of the Constructive Ownership Rules.   A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the underlying index fund). Under the “constructive ownership” rules, if an investment in a YEELDS is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a United States holder in respect of a YEELDS will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”)) of the United States holder, determined as if the United States holder had acquired the shares of the underlying index fund on the original issue date of the YEELDS at fair market value and sold them at fair market value on the stated maturity date (if the YEELDS was held until the stated maturity date) or on the date of sale or exchange of the YEELDS (if the YEELDS was sold or exchanged prior to the stated maturity date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the United States holder in taxable years prior to the taxable year of the sale, exchange or settlement of the YEELDS (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or settlement of the YEELDS).

Although the matter is not clear, there exists a substantial risk that an investment in a YEELDS will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a United States holder in respect of a YEELDS will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each YEELDS will equal the excess of (i) any long-term capital gain recognized by the United States holder in respect of a YEELDS over (ii) the “net underlying long-term capital gain” such United States holder would have had if such United States holder had acquired a number of shares of the underlying index fund at fair market value on the original issue date of the YEELDS for an amount equal to the “issue price” of the YEELDS and, upon the date of sale, exchange or settlement of the YEELDS, sold such shares of the underlying index fund at fair market value (which would reflect the percentage increase in the value of the shares of the underlying index fund over the term of the YEELDS). Accordingly, United States holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

Alternative Characterizations.   There can be no assurance that the Internal Revenue Service will agree with the foregoing treatment of the YEELDS, and it is possible that the Internal Revenue Service could assert another treatment and a court could agree with such assertion.

Recent Tax Law Developments.   On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the YEELDS should be required to accrue income on a current basis over the term of the YEELDS, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Code (as discussed above). It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the YEELDS, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the YEELDS. Subject to future developments with respect to the foregoing,

Lehman Brothers Holdings Inc. intends to continue to treat the YEELDS for U.S. federal income tax purposes in accordance with the treatment described in the accompanying YEELDS prospectus supplement under the headings “Summary Information – Q&A,” “Risk Factors” and “United States Federal Income Tax Consequences.”

See “United States Federal Income Tax Consequences” in the accompanying YEELDS prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. will agree to sell to Lehman Brothers Inc. and Lehman Brothers Inc. will agree to purchase, all of the YEELDS at the price that will be indicated on the cover of the final pricing supplement.

Lehman Brothers Holdings Inc. has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price that will be set forth on the cover of the final pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings Inc. will grant to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to [            ] additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be approximately $[            ], $[            ] and $[                ], respectively.

Lehman Brothers Holdings Inc. expects to deliver the YEELDS against payment on or about April 14, 2008, which is the fifth business day following the trade date.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the trade date, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the trade date, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings Inc. or an affiliate will enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings Inc.’s other affiliates or unaffiliated counterparties in connection with the sale of the YEELDS and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

[            ] YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Yield Enhanced Equity Linked Debt Securities

Due April 16, 2009

Performance Linked to the Financial Select Sector SPDR® Fund (XLF)

PRELIMINARY PRICING SUPPLEMENT

MARCH 31, 2008

(INCLUDING PROSPECTUS SUPPLEMENT

DATED MARCH 27, 2008

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS